UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No.     )

Merant Plc

(Name of Issuer)

Ordinary Shares of 2p each

American Depository Shares

(Title of Class of Securities)

GB0002483831: ISIN for Ordinary Shares

537336108: CUSIP for American Depository Shares

(CUSIP Number)

Vita Strimaitis Vice President, General Counsel and Secretary SERENA Software, Inc. 2755 Campus Drive, 3rd Floor San Mateo, California, 94403 (650) 522-6600	with copies to: Kenneth R. Lamb Stewart L. McDowell Gibson, Dunn & Crutcher LLP One Montgomery Street, 31st Floor San Francisco, CA 94104 (415) 393-8200

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 3, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 12 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

Page 2 of 12 Pages

CUSIP No. 0248383 (Ordinary Shares) and 537336108 (American Depository Shares)

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SERENA Software, Inc. 94-2669809

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

	7	SOLE VOTING POWER 0

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 7,796,877(1)

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,796,877(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.39%

14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) The Reporting Person may be deemed to be the beneficial owner of 7,796,877 shares under the Director Undertakings (as defined below) and the Irrevocable Undertaking (as defined below) described in Item 4. The Reporting Person disclaims beneficial ownership of any shares of common stock covered by the Director Undertakings and Irrevocable Undertaking.

Page 3 of 12 Pages

Item 1—Security and Issuer

This statement on Schedule 13D relates to the Ordinary Shares of 2p each (“Merant Shares”) and American Depositary Shares representing Ordinary Shares (“Merant ADS”) of Merant plc, a public limited company incorporated in England and Wales (“Merant”), the principal executive offices of which are located at Abbey View, Everard Close, St. Albans, Herts, AL12PS, United Kingdom.

Item 2—Identity and Background

(a) – (c) This statement on Schedule 13D is filed by SERENA Software, Inc., a Delaware corporation (“SERENA”). SERENA is an industry leader in Enterprise Change Management, or EMC, solutions focused on the mainframe platform. For over twenty years SERENA has focused exclusively on providing solutions that help companies automate change to the applications that run their businesses. Today SERENA’s products are in use at over 3,600 customer sites – including 46 of the Fortune 50. SERENA believes its SERENA Application Framework for Enterprises (“SAFE”™) is the next step in ECM, providing cross-platform, cross-process and cross-organizational support across application life cycle processes. With headquarters in San Mateo, California, we serve customers worldwide through local offices and an international network of distributors. The address of SERENA’s principal place of business is 2755 Campus Drive, 3rd Floor, San Mateo, California, 94403.

The name, residence or business address, present principal occupation or employment of each of the executive officers and directors of SERENA, and the name, principal business and address of any corporation or other organization in which such employment is conducted, are set forth on Schedule I hereto.

(d) & (e) During the last five years SERENA, and to the best knowledge of SERENA, its executive officers and directors named on Schedule I hereto (i) have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) SERENA is a corporation organized under the laws of the State of Delaware. All of the executive officers and directors of SERENA are citizens of the United States except for Kevin C. Parker, who is a citizen of the United Kingdom.

Item 3—Source and Amount of Funds or Other Consideration

On March 3, 2004, the boards of directors of SERENA and Merant announced that they had reached agreement on the terms of a recommended cash and share Offer to be made by SERENA, and by Lehman Brothers Europe Limited (“Lehman”) on behalf of SERENA outside of the United States, for the entire issued and to be issued share capital of Merant, including Merant Shares represented by ADSs (the “Offer”). The Offer will be made on the following basis:

for every 1 Merant Share	136.5 pence in cash and 0.04966 of a new share of SERENA common stock, par value $0.001 (each a “SERENA Share”)

for every 1 Merant ADSs	682.5 pence in cash and 0.2483 of a new SERENA Share

Page 4 of 12 Pages

A Merant securityholder may request to vary the proportion of SERENA shares and cash such securityholder will receive pursuant to a mix and match election, including by electing to receive only cash or only new SERENA shares. However, a mix and match election will only be satisfied to the extent that other Merant securityholders make opposite elections.

The exchange ratio is based on a valuation of 195 pence for each Merant Share. On this basis the Offer values the entire issued share capital of Merant at approximately £206 million (US$381 million). If SERENA acquires more than 90% of the outstanding Merant Shares (including Merant Shares represented by ADSs) it will be able to effect a compulsory acquisition procedure in accordance with the United Kingdom Companies Act, and upon consummation thereof, Merant would become a wholly owned subsidiary of SERENA.

The transaction has been unanimously approved by the boards of directors of both SERENA and Merant. Each of the directors of Merant, being J. Michael Gullard, Gerald Perkel, Harold Hughes, Michel Berty, Barry X Lynn, and Don C. Watters ( the “Merant Directors”), have given irrevocable undertakings to SERENA and Lehman (the “Director Undertakings”) pursuant to which they have agreed, subject to the terms and conditions set forth therein, to accept the Offer and to vote (on certain resolutions bearing on the Offer) their combined total of approximately 0.36% of the Merant Shares as directed by SERENA. The Director Undertakings are described in more detail in Item 6. The Director Undertaking between SERENA, Lehman, Merant and J. Michael Gullard is incorporated herein by reference and is attached as Exhibit 1 hereto. The Director Undertaking between SERENA, Lehman, Merant and Gerald Perkel is incorporated herein by reference and is attached as Exhibit 2 hereto. The Director Undertaking between SERENA, Lehman, Merant and Harold Hughes is incorporated herein by reference and is attached as Exhibit 3 hereto. The Director Undertaking between SERENA, Lehman, Merant and Michel Berty is incorporated herein by reference and is attached as Exhibit 4 hereto. The Director Undertaking between SERENA, Lehman, Merant and Barry X Lynn is incorporated herein by reference and is attached as Exhibit 5 hereto. The Director Undertaking between SERENA, Lehman, Merant and Don C. Watters is incorporated herein by reference and is attached as Exhibit 6 hereto. The Director undertakings cease to be binding only if the Offer lapses or is withdrawn or if the Offer Document is not posted within 28 days of March 3, 2003, the date of the announcement of the Offer (or such longer period as may be agreed with the Panel on Takeovers and Mergers (the “Panel”), the body which regulates takeover Offers in the United Kingdom).

SERENA and Merant have entered into an agreement (the “Inducement Agreement”) pursuant to which Merant has agreed not to solicit a takeover Offer from any third party and to pay £2.06 million (US$3.79 million) to SERENA if the Offer lapses or is withdrawn under certain circumstances or if the Merant Directors withdraw or modify their recommendation. The Inducement Agreement contains certain confirmations relating to the granting of option rights and the issuance of new Merant Shares and certain confirmations regarding Merant Shares issued pursuant to various option plans of Merant. The Inducement Agreement is described in more detail in Item 6. The Inducement Agreement between SERENA and Merant is incorporated herein by reference and is attached as Exhibit 7 hereto.

One of Merant’s principal shareholders, Merant Trustees Limited has also given an undertaking (the “Irrevocable Undertaking”) with SERENA and Lehman pursuant to which Merant Trustees Limited has agreed, subject to the terms and conditions set forth therein, to accept the Offer and to vote its 7.03% as directed by SERENA. The Irrevocable Undertaking is described in more detail in Item 6 below. The Irrevocable Undertaking with Merant Trustees Limited is incorporated herein by reference and is attached as Exhibit 8 hereto.

SERENA intends to fund the cash component of the Offer from SERENA’s existing cash resources.

Page 5 of 12 Pages

Item 4—Purpose of Transaction

The information contained in Item 3 above is incorporated herein by this reference.

Following the consummation of the Offer, SERENA intends to apply to the UK Listing Authority to have the Merant Shares delisted, apply to the London Stock Exchange to have the Merant Shares cease trading, apply to NASDAQ to have the ADSs delisted, terminate the deposit agreement through which the ADS program is operated and seek to have the registration of the Merant Shares and the ADSs under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) terminated.

SERENA will continue to evaluate all aspects of the business, operations, capitalization and management of Merant during the pendency of the Offer and after the consummation of the Offer and will take such actions as it deems appropriate with respect to Merant and its subsidiaries (the “Merant Group”) after consummation of the Offer. SERENA is evaluating whether to reorganize and streamline the entities of Merant and its subsidiaries following the consummation of the offer. SERENA may, if it deems appropriate, divest certain assets of the Merant Group following the consummation of the Offer, though it has no current plans to do so.

When the offer becomes or is declared unconditional in all respects, SERENA intends to procure the making of an application by Merant for the removal of Merant shares from the Official List of the UK Listing Authority and for the cancellation of trading in Merant shares on the London Stock Exchange’s market for listed securities and also for the de-listing of Merant ADSs and Merant shares (the Merant shares do not trade on Nasdaq and are listed on Nasdaq only in connection with the ADS program) from Nasdaq. It is anticipated that cancellation of listing from the Official List and cancellation of trading on the London Stock Exchange will take effect no earlier than 20 business days after the Offer becomes or is declared unconditional in all respects.

Except as otherwise discussed in this document, SERENA has no present plans or proposals that would result in any extraordinary corporate transaction, such as an acquisition, reorganization, liquidation involving Merant or any of its subsidiaries, or purchase, sale or transfer of a material amount of assets of Merant or any of its subsidiaries or in any other material changes to Merant’s capitalization, dividend policy, corporate structure, business or composition of the board of directors of Merant or the management of Merant, though it may develop such plans during the course of its continuing evaluation of Merant and its subsidiaries. Any such plans would be implemented after the completion of the Offer.

Item 5—Interest in Securities of the Issuer

The information contained in Item 3 and Item 4 is incorporated herein by this reference.

(a) Prior to June 1, 2003, each of the Reporting Persons, and to the best of their knowledge, each of the persons listed on Schedule 1, was not the beneficial owner (as defined in Rule 13d-3 promulgated under the Exchange Act) of any Merant Shares. As a result of the Director Undertakings and the Irrevocable Undertaking, SERENA may be deemed to be the beneficial owner of 7,796,877 Merant Shares, which would represent approximately 7.39% of the Merant Shares (including Merant Shares represented by ADSs) outstanding (based on 105,516,545 Merant Shares outstanding as of March 2, 2004).

(b) Pursuant to the Director Undertakings and the Irrevocable Undertaking, SERENA has shared power to vote all the Merant Shares owned by the Directors and Merant Trustees Limited (7,796,877 Merant Shares) in the limited circumstances set forth in the Director Undertakings and the Irrevocable Undertaking. Other than with respect to the voting rights granted to SERENA pursuant to the Director Undertakings and the

Page 6 of 12 Pages

Irrevocable Undertaking, SERENA does not have the right to vote the Merant Shares on any other matters. SERENA does not have any power to dispose or direct the disposition of any of the Merant Shares.

(c) Except as set forth in this Schedule 13D, neither SERENA nor, to the best of SERENA’s knowledge, any of the persons listed on Schedule I attached hereto, beneficially owns or has effected any transactions in the Merant Shares during the past 60 days.

(d) Except as set forth in this Schedule 13D, neither SERENA nor, to the knowledge of SERENA, any of the persons listed on Schedule I has the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, securities covered by this Schedule 13D.

(e) Not applicable.

Item 6—Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described herein, neither SERENA nor, to the best of SERENA’s knowledge, the persons named in Schedule I hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of Merant, including, but not limited to, transfers or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

1.	Director Undertakings

Pursuant to the Director Undertakings, each of the Directors has undertaken to SERENA that they will accept the Offer. Each director has also agreed that, until the date on which the Offer becomes wholly unconditional or is withdrawn or lapses, he shall not exercise the voting rights attached to his Merant shares (representing an aggregate of approximately 0.1 per cent. of the Merant shares) in any manner which would frustrate the Offer or prevent the Offer becoming or being declared unconditional and will exercise such voting right against any resolution (i) for the winding up of the Company, (ii) to increase or reduce the share capital of the Company, (iii) to authorize the allotment or issue of securities, (iv) amend the memorandum or articles of association or (v) approve any acquisition by the Company of its own shares or any resolution to approve any compromise or arrangement under Section 425 of the Companies Act. Each director has also undertaken to use his best efforts to provide all reasonable assistance as may be requested in connection with the Offer.

The terms of the director undertakings are the same in all material respects except for the amount of Merant shares involved and, in the case of Gerald Perkel who has, the directors have undertaken to accept the Offer in respect of not only existing Merant shares but Merant shares that derived from options.

J. Michael Gullard owns 126,744 Merant Shares. Gerald Perkel owns a total of 24,758 Merant Shares and is entitled to receive 1,500,000 Merant Shares pursuant to option plans. Harold Hughes owns a total of 134,758 Merant Shares. Michel Berty owns a total of 24,758 Merant Shares. Barry X. Lynn owns a total of 24,758 Merant Shares. Finally, Don C. Watters owns a total of 24,758 Merant Shares.

2.	Inducement Agreement

SERENA and Merant have entered into an agreement (the “Inducement Agreement”) pursuant to which, in consideration of, and as an inducement to, SERENA making an Offer for Merant, Merant has agreed to pay SERENA a fee of £2.06 million (US$3.79 million based on an exchange rate of US$1.8386 : £1.00 as of March 2, 2003) in certain limited circumstances. Save in certain limited circumstances including failure to obtain

Page 7 of 12 Pages

approval for the Offer under the HSR Act or other applicable antitrust law, this fee is payable on either of the following events:

(a) if a higher competing Offer or other competing transaction (or an intention to do either) is publicly announced by a third party, and the Merant Board fails to reaffirm its unanimous recommendation of the Offer and subsequently the Offer lapses or is withdrawn; or

(b) if the Board of Merant withdraws or modifies its recommendation of the Offer.

Merant has also agreed that it will not solicit, initiate, seek, encourage, facilitate or support any inquiry, proposal or Offer from, furnish any information to, or participate in any discussions or negotiations with, any third party regarding any acquisition of Merant, any acquisition or consolidation with or involving Merant, or any sale or acquisition of any material portion of the stock or assets of Merant, referred to as an alternative proposal. Merant may respond to an unsolicited alternative proposal by conducting discussions. Supplying information and taking such other actions (including in the case of the board of directors, recommending any alternative proposal to Merant’s securityholders) so far as Merant board of directors has in good faith conducted (following receipt of advice of its outside legal counsel and its financial advisor), they are required to do so to comply with the directors’ fiduciary duties or their obligations under the City Code or other applicable law. Merant has agreed to notify SERENA promptly after receipt of any proposal for, or inquiry respecting, any third party acquisition transaction, any material developments with respect thereto, or any request for information in connection with such a proposal or inquiry, on an ongoing basis. The notice must indicate the material terms and conditions of any acquisition proposal or inquiry, or developments.

Merant has also agreed with SERENA that it will not, until the Offer has lapsed or been withdrawn, issue new Merant Shares, except as required pursuant to options or awards previously outstanding under the (a) 2003 Share Incentive Plan and 2003 Employee Benefit Trust, the 1999 Employee Share Purchase Plan and the 1994 Employee Benefit Trust (collectively, the “Trust Plans”) and (b) the 1998 Share Option Plan, the 1997 Intersolv Employee Stock Option Plan, the 1992 Intersolv Employee Stock Option Plan and the 1996 Share Option Plan (collectively, the “Option Schemes”).

The Inducement Agreement also contains details regarding how the exercise of share options under the Trust Plans and Option Schemes are to be satisfied. Merant agrees to procure that, during the period of the Offer, no further awards or grants of options will be made under the Trust Plans or Option Schemes and that Merant will not allot or issue any further share capital except as required by the Trust Plans and Option Schemes.

3.	Irrevocable Undertaking with Merant Trustees Limited

The terms of the Irrevocable Undertaking with Merant Trustees Limited involves 7,415,448 Merant Shares (representing 7.03% of Merant’s existing share capital). Pursuant to the Irrevocable Undertaking, Merant Trustees Limited has undertaken to SERENA that it will accept the Offer. Merant Trustees Limited has also agreed that, until the date on which the Offer ceases to be open for acceptance, Merant Trustees Limited will exercise the voting rights attached to its Merant Shares in connection with certain resolutions relating to the Offer only in accordance with SERENA’s directions.

The Irrevocable Undertaking by Merant Trustees Limited ceases to be binding only (i) if the Offer lapses or is withdrawn, (ii) if the Offer document is not posted within 28 days of March 3, 2004, the date of the announcement of the Offer (or such longer period as may be agreed with the Panel) or (iii) if a higher Offer is

Page 8 of 12 Pages

made by a third party: (a) which is recommended by Merant and SERENA has not increased its Offer within 7 days or (b) such Offer is declared unconditional in all respects.

Item 7—Material to be Filed as Exhibits

EXHIBIT	DESCRIPTION

1	Director Irrevocable Undertaking dated March 2004 by and among SERENA Software, Inc., Lehman Brothers Europe Limited, Merant plc and J. Michael Gullard

2	Director Irrevocable Undertaking dated March 2004 by and among SERENA Software, Inc., Lehman Brothers Europe Limited, Merant plc and Gerald Perkel

3	Director Irrevocable Undertaking dated March 2004 by and among SERENA Software, Inc., Lehman Brothers Europe Limited, Merant plc and Harold Hughes

4	Director Irrevocable Undertaking dated March 2004 by and among SERENA Software, Inc., Lehman Brothers Europe Limited, Merant plc and Michel Berty

5	Director Irrevocable Undertaking dated March 2004 by and among SERENA Software, Inc., Lehman Brothers Europe Limited, Merant plc and Barry X Lynn

6	Director Irrevocable Undertaking dated March 2004 by and among SERENA Software, Inc., Lehman Brothers Europe Limited, Merant plc and Don C. Watters

7	Inducement Agreement dated March 3, 2004 by and among SERENA Software, Inc. and Merant plc

8	Trustees Irrevocable Undertaking dated March 3, 2004 by and among SERENA Software, Inc., Lehman Brothers Europe Limited and Merant Trustees Limited

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of March 8, 2004.	SERENA SOFTWARE, INC.

	By:	/s/ Vita Strimaitis

Vita Strimaitis Vice President, General Counsel and Secretary

Page 10 of 12 Pages

SCHEDULE I

DIRECTORS OF SERENA SOFTWARE, INC.

The following is a list of all directors of SERENA Software, Inc. and certain other information with respect to each director. Unless otherwise indicated, each director’s business address is 2755 Campus Drive, 3rd Floor, San Mateo, California, 94403, which address is SERENA Software, Inc.’s business address. All directors are United States citizens except as indicated below.

Name	Principal Occupation or Employment	Name and Address of Corporation or Employment/ Organization in Which Employed
Douglas D. Troxel*	Chairman of the Board and Chief Technology Officer	SERENA

Mark E. Woodward*	President and Chief Executive Officer and Director	SERENA

Robert I. Pender, Jr.*	Vice President, Finance and Administration, Chief Financial Officer and Director	SERENA

J. Hallam Dawson	Director	Chairman of IDI Associates (a private Latin American investment bank)

Gregory J. Owens	Director	Chairman, President and Chief Executive Officer of Manugistics Group, Inc. 9715 Key West Avenue Rockville, MD 20850

David G. DeWalt	Director	President of Documentum, Inc., a division of EMC, as well as a Executive Vice President of EMC 6801 Koll Center Parkway Pleasanton, CA. 94566

Carl Bass	Director	Senior Executive Vice President, Design Solutions Group for Autodesk, Inc. 111 McInnis Parkway San Rafael, CA 94903

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EXECUTIVE OFFICERS OF SERENA SOFTWARE, INC.

The following is a list of all executive officers of SERENA Software, Inc. excluding executive officers who are also directors. Unless otherwise indicated, each officer’s business address is 2755 Campus Drive, 3rd Floor, San Mateo, California, 94403, which address is SERENA Software, Inc.’s business address. All officers are United States citizens except as indicated below.

Name	Principal Occupation or Employment
L. Evan Ellis, Jr.	Chief Operating Officer

Kevin C. Parker Citizen of United Kingdom	Vice President, Research and Development

Vita A. Strimaitis	Vice President, General Counsel and Secretary

Page 12 of 12 Pages

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

1	Director Irrevocable Undertaking dated March 2004 by and among SERENA Software, Inc., Lehman Brothers Europe Limited, Merant plc and J. Michael Gullard

2	Director Irrevocable Undertaking dated March 2004 by and among SERENA Software, Inc., Lehman Brothers Europe Limited, Merant plc and Gerald Perkel

3	Director Irrevocable Undertaking dated March 2004 by and among SERENA Software, Inc., Lehman Brothers Europe Limited, Merant plc and Harold Hughes

4	Director Irrevocable Undertaking dated March 2004 by and among SERENA Software, Inc., Lehman Brothers Europe Limited, Merant plc and Michel Berty

5	Director Irrevocable Undertaking dated March 2004 by and among SERENA Software, Inc., Lehman Brothers Europe Limited, Merant plc and Barry X Lynn

6	Director Irrevocable Undertaking dated March 2004 by and among SERENA Software, Inc., Lehman Brothers Europe Limited, Merant plc and Don C. Watters

7	Inducement Agreement dated March 3, 2004 by and among SERENA Software, Inc. and Merant plc

8	Trustees Irrevocable Undertaking dated March 3, 2004 by and among SERENA Software, Inc., Lehman Brothers Europe Limited and Merant Trustees Limited